Advanced Technologies Group, Ltd
                             331 Newman Springs Road
                              Red Bank, N.J. 07701

                                                               September 4, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: William Kearns, Esq.

     Re: Advanced Technologies Group, Ltd.
         Form 10-K
         File No. 000-30987
         Filed May 18, 2009

Ladies and Gentlemen:

On behalf of Advanced Technologies Group, Ltd., a Nevada corporation ("ATG" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated August 3, 2009 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

GENERAL

1. WE NOTE THAT THE COMPANY DOES NOT INDICATE THAT IT IS A SHELL COMPANY ON ITS FORM 10-K COVER. GIVEN THE SALE OF SUBSTANTIALLY ALL OF YOUR OPERATIONS, PLEASE ADVISE US WHY THE COMPANY CONCLUDED IT WAS NOT A SHELL COMPANY UNDER RULE 12B-2 OF THE EXCHANGE ACT. ALTERNATIVELY, REVISE TO INDICATE THAT YOU ARE A SHELL COMPANY.

     The sale of the Company's interest in FX Direct in March 2009 did not terminate the Company's business activities related to the development and/or acquisition of new technologies. In this regard, in July 2009, the Company acquired the rights to the "moveidiot.com" website and related software. As a result, the Company does not believe that it falls within the definition of a "shell company" under Rule 12b-2 in that it has more than nominal operations.
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ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS, PAGE 14

2. ON PAGE 14 YOU INDICATE THAT ON JANUARY 31, 2009, YOUR BOARD AND ITS AFFILIATES, REPRESENTING 60% OF YOUR SHARES, EXECUTED A WRITTEN CONSENT APPROVING THE SALE OF THE COMPANY'S INTEREST IN FXDIRECT. WE NOTE THAT YOUR DEFINITIVE CONSENT SOLICITATION WAS NOT FILED UNTIL FEBRUARY 23, 2009. THAT DOCUMENT STATES THAT "[T]HE SALE WILL NOT BECOME EFFECTIVE UNTIL AT LEAST 20 CALENDAR DAYS FOLLOWING THE DATE OF THE MAILING" OF THE INFORMATION STATEMENT. IT WAS UNCLEAR TO US HOW THE COMPANY CONSIDERED RULE 14C-2(B) WITH RESPECT TO THE APPROVAL OF THIS SALE, AND THE CLOSING DATE OF THE TRANSACTION, PLEASE ADVISE. IN RESPONDING, PLEASE READ THIS COMMENT CONSISTENT WITH COMMENT SIX BELOW.

     The corporate action with respect to which an Information Statement was circulated to stockholders was the sale of the Company's membership interest in FX Direct, which closed on March 17, 2009. In accordance with Rule 14c-2(b), the Information Statement was first sent to the stockholders of the Company on or about February 24, 2009, which was 20 days prior to the date on which the corporate action was taken.

ITEM 9A. CONTROLS AND PROCEDURES

(B)  MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 18

3. PLEASE REVISE YOUR MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING TO INCLUDE A STATEMENT SIMILAR TO "THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF THE COMPANY'S REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING. MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY THE COMPANY'S REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SECURITIES AND EXCHANGE COMMISSION THAT PERMIT THE COMPANY TO PROVIDE ONLY MANAGEMENT'S REPORT IN THIS ANNUAL REPORT." REFER TO ITEM 308T(A) (4) FOR FURTHER GUIDANCE.

     The Company will comply with the Staff's comment by filing an amendment to the Form 10-K to include the requested language in Item 9A

ITEM 11 EXECUTIVE COMPENSATION, PAGE 23

4. WE NOTE THAT UNDER THEIR EMPLOYMENT AGREEMENTS YOUR CHIEF EXECUTIVE AND PRESIDENT WERE ENTITLED TO RECEIVE RETROACTIVE SALARY PAYMENTS IN THE EVENT THAT THE COMPANY RECEIVED A PROFIT DISTRIBUTION FROM ITS 25% INVESTMENT IN FXDIRECT. PLEASE REVISE TO:

     A. EXPLAIN WHEN THESE AGREEMENTS WERE ENTERED INTO AND WHO NEGOTIATED AND APPROVED THEM ON BEHALF OF THE COMPANY;

          The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will indicate that the referenced Employment Agreements were entered into in April 2008; and that the

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          terms of the Employment Agreements were proposed by Messrs Stelmak and
          Raskas and were approved on behalf of the Company by Mr. Stan Mashov, the sole disinterested director on the Board of Directors.

     B. CLARIFY THE EXACT NATURE OF THE TRIGGERING EVENTS(S) WHICH LED TO THE RETROACTIVE PAYMENTS, HOW THEY WERE DETERMINED, AND WHEN YOU BECAME AWARE OF THEM;

          The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will include the following explanation:

          The Employment Agreements provide that Messrs. Stelmak and Raskas shall be paid a base salary of $250,000 per annum (calculated retroactively from April 13 2002) only after the Company has begun receiving profit distributions from its investment in FX Direct. The Company received an allocation of income for federal income tax purposes on account of its investment in FX Direct for the 2007 tax year pursuant to a Schedule K-1 that was issued by FX Direct to the Company on or about June 2008, thereby triggering the accrual of the salary payments. As a result, the Company changed the accounting treatment of the amounts payable pursuant to the Employment Agreements from a contingent obligation in fiscal 2008 to accrued expenses in fiscal 2009.

     C. CLARIFY ANY RELATIONSHIP BETWEEN THESE PAYMENTS AND YOUR JANUARY 2009 AGREEMENT TO SELL SUBSTANTIALLY ALL OF YOUR OPERATING ASSETS;

          The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will indicate that a portion of the funds received by the Company from the sale of its interest in FX Direct was used to pay the accrued salary expenses.

     D. CLARIFY WHY, GIVEN THE AGREEMENT WAS ENTERED INTO IN 2008, THE COMPANY CHARACTERIZED THE $3.1 MILLION PAYMENT AS A RETROACTIVE SALARY ADJUSTMENT AS OPPOSED TO COMPENSATION REPORTABLE IN THE SUMMARY COMPENSATION TABLE.

          The Employment Agreements characterize the payments as a base salary per annum calculated retroactively to 2002 so the Company did not believe it was appropriate to report the total amount of the payments in one fiscal year. However, if the staff believes that all of such payments would be more properly reported as compensation in 2008 or 2009, the Company will revise the Form 10-K accordingly.

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EXHIBITS

SIGNATURES

5. PLEASE REVISE YOUR SIGNATURES SECTION TO INDICATE THAT ALEX STELMAK IS SIGNING THE REPORT IN THE CAPACITIES OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER. PLEASE ALSO REVISE TO INCLUDE THE SIGNATURE OF YOUR PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER. IF ALEX STELMAK ALSO ACTS IN THAT CAPACITY, YOU MUST INDICATE ON THE SIGNATURE PAGE ALL OF THE CAPACITIES IN WHICH THE PERSON IS SIGNING THE FORM. SEE GENERAL INSTRUCTION D(2) TO FORM 10-K

     The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will include a revised signature page that indicates that Mr. Stelmak is signing the Form 10-K as the Company's principal executive officer, principal financial officer and principal accounting officer.

FINANCIAL STATEMENTS

GENERAL

6. WE NOTE, IN JANUARY 2009, YOU ENTERED INTO AN AGREEMENT TO SELL YOUR 25% JOINT INVESTMENT INTEREST TO FX DIRECT DEALER, LLC. WE ALSO NOTE THAT THIS TRANSACTION CLOSED IN MARCH 2009. BASED ON THE PURCHASE AND SALE AGREEMENT (FILED AS EXHIBIT 10.1 TO FORM 8-K FILED JANUARY 30, 2009) AND THE FACT THAT ASSETS WERE NOT EXCHANGED UNTIL CLOSING (I.E. 9 MILLION IN CASH RECEIVED IN MARCH 2009), TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO RECORD THIS TRANSACTION AS OF JANUARY 31, 2009. IN YOUR RESPONSE, PLEASE CITE THE AUTHORITATIVE LITERATURE SUPPORTING YOUR POSITION.

     As indicated in SEC Staff Financial Reporting Codification Topic 13 (and the underlying FASB principles cited therein):

     - Revenue should not be recognized until it is realized or realizable and it is earned.

     - The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

          *    Persuasive evidence of an arrangement exists,

          *    Delivery has occurred or services have been rendered,

          *    The seller's price to the buyer is fixed or determinable, and

          *    Collectibility is reasonably assured

     We believe that the execution of the Purchase and Sale Agreement on January 26, 2009 constituted persuasive evidence of the existence of a binding sales transaction in which all of the terms of the sale were clearly fixed and there was a reasonable assurance of collectibility based upon the financial resources of the buyer.

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     With respect to the delivery of the goods or services, although transfer of title to the membership interest did not occur until the closing on March 17, 2009, we believe that the transfer of title and monies was more or less "perfunctory" at that point as the only closing condition that could not be complied with as of January 26, 2009 was the requirement to circulate an Information Statement to stockholders, which was within the control of the Company. See FIN Con 5, paragraph 50. Therefore, at the time of the execution of the Purchase and Sale Agreement there was a high likelihood that the closing would take place following the satisfaction of the Information Statement condition. In fact, the closing did occur prior to the issuance of the January 31, 2009 financial statements. Also, we note, that in connection with allocating the economic impact of the sale as between the Company and the purchaser, Section 8(b) of the Agreement provided that the effective date of the sale shall be December 31, 2008. As a result, we believed that it would be appropriate to recognize the effects of the transaction in the fiscal year ended January 31, 2009.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM, F-1

7. WE HAVE REVIEWED YOUR AUDIT REPORT, NOTING THAT YOUR INDEPENDENT ACCOUNTANTS DID NOT IDENTIFY THE FINANCIAL STATEMENTS THAT WERE BEING AUDITED IN THE SCOPE PARAGRAPH OF THEIR REPORT (I.E. THE BALANCE SHEETS AS OF JANUARY 31 ,2009 AND 2008, AND THE RESULTS OF THE OPERATIONS, CASH FLOWS AND CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS THEN ENDED). PLEASE ADVISE OR HAVE YOUR INDEPENDENT ACCOUNTANTS REVISE THEIR REPORT TO ADDRESS THIS ISSUE.

     The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will include a revised Audit Report that responds to these comments.

8. IN CONJUNCTION WITH THE COMMENT ABOVE, WE NOTE IN THE FIRST PARAGRAPH OF YOUR AUDIT REPORT THAT YOUR INDEPENDENT ACCOUNTANTS STATE THAT THEY COMPLETED AN AUDIT OF INTERNAL CONTROL OVER FINANCIAL REPORTING. THIS IS INCONSISTENT WITH THEIR STATEMENT "THE COMPANY IS NOT REQUIRED TO HAVE, NOR WERE WE ENGAGED TO PERFORM, AN AUDIT OF ITS INTERNAL CONTROL OVER FINANCIAL REPORTING" IN THE SECOND PARAGRAPH OF THEIR REPORT. PLEASE ADVISE OR HAVE YOUR INDEPENDENT ACCOUNTANTS REVISE THEIR REPORT TO ADDRESS THIS INCONSISTENCY.

     The Company will comply with the Staff's comment by filing an amendment to the Form 10-K that will include a revised Audit Report that responds to these comments.

On behalf of the Company we hereby acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the responses, please do not hesitate to call Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700.

                                       Very truly yours,

                                       Advanced Technologies Group, Ltd.


                                       By: /s/ Alex Stelmak
                                          --------------------------------------
                                          Alex Stelmak
                                          Chief Executive Officer


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